UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

    [X]   Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

For Period Ended: December 31, 2005

SEC FILE NUMBER 000-28731

CUSIP NUMBER 48207R100

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I — Registrant Information

Full Name of Registrant                                          OpenLimit, Inc.

Former Name if Applicable                                    N/A

         Address of Principal Executive Office:

Zugerstrasse 76B,

         Baar Switzerland CH 6341

Part II — RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

        State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant is in the process of reviewing its annual financial statements with its independent auditors. As a result of this process, the Registrant’s management has been delayed in its efforts to provide the information that is required to be disclosed in its 10-KSB. Consequently, the Registrant may not be able to file its Form 10-KSB on time without unreasonable effort or expense.

Part IV — Other Information

    (1)        Name and telephone number of person to contact in regard to this notification.

                            Marc Gurov                            Chief Financial Officer                        011 41 41 560 1023

                            (Name)                                   (Title)                                                (Telephone Number)

    (2)        Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(X) Yes ( ) No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 1, 2005, the Registrant spun off the operations of its wholly owned subsidiary, OpenLimit Holdings AG to the Registrant’s shareholders. Subsequent to the spin-off the Registrant became a shell company without operations as of December 31, 2005.

OpenLimit, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006                                                   By: /s/ Marc Gurov

Name: Marc Gurov

                                                                                     Title: Chief Financial Officer